NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the entire class of Common Stock (the 'Common Stock') of Salton, Inc. (the 'Company') from listing and registration on the Exchange at the opening of business on September 17, 2007, pursuant to the provisions of Rule 12d2-2 (b), because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the Exchange. The Company has fallen below the Exchange's continued listing standard regarding average global market capitalization over a consecutive 30 trading day period of not less than $25 million, which is the minimum threshold for listing. The Company had also previously fallen below the NYSE's continued listing standard regarding average global market capitalization over a consecutive 30 trading day period of not less than $75 million and total stockholders' equity of not less than $75 million and was operating pursuant to an NYSE approved plan, which involved its contemplated merger transaction with APN Holding Company, Inc., the parent company of Applica Incorporated. This transaction had been terminated as of July 31, 2007. 1. The Exchange's Listed Company Manual, Sections 802.01B, states, in part, that the Exchange would normally give consideration to delisting a security of either a domestic or non-U.S. issuer when: the issuer's average global market capitalization over a consecutive 30 trading-day period falls below $25,000,000, regardless of the original standard under which the issuer listed; the issuer's average global market capitalization over a consecutive 30 trading-day period falls below $75,000,000 and, at the same time, total stockholders' equity is less than $75,000,000. 2. The Exchange, on August 1, 2007, determined that the Common Stock should be suspended from trading before the opening of the trading session on August 6, 2007, and directed the preparation and filing with the Commission of this application for the removal of the Common Stock from listing and registration on the Exchange. The Company was notified by letter on August 1, 2007. 3. Pursuant to the above authorization, a press release was issued on August 1, 2007, and an announcement was made on the 'ticker' of the Exchange at the opening and at the close of the trading session on August 2, 2007 and other various dates of the proposed suspension of trading in the Common Stock. Similar information was included on the Exchange's website. Trading in the Common Stock on the Exchange was suspended before the opening of the trading session on August 6, 2007. 4. The Company had a right to appeal to the Committee for Review of the Board of Directors of NYSE Regulation the determination to delist its Common Stock, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of delisting determination. The Company did not file such request within the specified time period. The Exchange also notifies the Commission that as a result of the above indicated conditions this security was suspended from trading on August 6, 2007.